Hillary H. Holmes Direct: +1 346.718.6602 Fax: +1 346.718.6902 HHolmes@gibsondunn.com February 16, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Steve Lo and Mr. Craig Arakawa Re: Helmerich & Payne, Inc. Form 10-K for the Fiscal Year Ended September 30, 2021 Filed November 18, 2021 Form 8-K Filed November 17, 2021 File No. 001-04221 Dear Mr. Lo and Mr. Arakawa: Helmerich & Payne, Inc. (the “Company”) is in receipt of the comment letter dated January 31, 2022 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. On behalf of the Company, pursuant to our request by phone call to Steve Lo for an extension of time to respond, we hereby confirm that the Company will respond to your comment letter on or before February 22, 2022. If you have any questions, please contact me at (346) 718-6602. Sincerely, /s/ Hillary H. Holmes Hillary H. Holmes cc: Mark W. Smith, Senior Vice President and Chief Financial Officer Cara M. Hair, Senior Vice President, Corporate Services and Chief Legal and Compliance Officer Lori Zyskowski, Gibson, Dunn & Crutcher LLP